

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 30, 2010

VIA U.S. Mail and Facsimile

Harold C.F. Dickout
Chief Executive Officer
24 Palace Arch Drive,
Toronto, Ontario, Canada M9A 2S1

> **Re:** **Americas Wind Energy Corp.**
> **Form 10-K for the fiscal year ended July 31, 2010**
> **Filed November 15, 2010**
> **File No. 000-50861**

Dear Mr. Dickout:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended July 30, 2010

Consolidated Financial Statements

Note 6. Discontinued Operations, page F-16

1. We see that you present the operations of the wind turbine business as discontinued under FASB ASC 205-20. Please tell us how you concluded that elimination of the component's operations and cash flows from the entity's ongoing operations has occurred and (b) significant continuing involvement by the entity in the component's operations does not exist after the disposal transaction. In this regard, we see that you continue to generate revenue from the settlement agreement based on 3% of sales of wind turbines made by EWT.

Note 13. Commitments, page F-23

2. Please tell us the amount you have received under the settlement agreement with EWT during the year ended July 31, 2010. Please also revise future filings to disclose the amount recorded from the settlement agreement during the periods presented and to date.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief